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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

Oregon Steel Mills, Inc.
(Name of Subject Company)

Oregon Steel Mills, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

686079104
(CUSIP Number of Class of Securities)

L. Ray Adams
Vice President, Finance
Oregon Steel Mills, Inc.
1000 S.W. Broadway, Suite 2200
Portland, Oregon 97205
(503) 223-9228
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

Copy to:
J. D. Weinberg, Esq.
Covington & Burling LLP
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)   Subject Company.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule 14D-9") relates is Oregon Steel Mills, Inc., a Delaware corporation ("Oregon Steel"). The address of the principal executive offices of Oregon Steel is 1000 S.W. Broadway, Suite 2200, Portland, Oregon 97205, and its telephone number is (503) 223-9228.

        (b)   Class of Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is Oregon Steel's common stock, par value $0.01 per share (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (as amended, the "Rights Agreement"), dated as of December 23, 1999, between Oregon Steel and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, LLC, "Mellon"). The shares of Common Stock are hereinafter referred to as the "Shares". Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to holders of the Rights under the Rights Agreement.

        As of November 27, 2006, there were 35,818,848 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)   Name and Address.    The name, address and telephone number of Oregon Steel, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

        (b)   Tender Offer.    This Schedule 14D-9 relates to a tender offer by Oscar Acquisition Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg ("Evraz"), disclosed in a Tender Offer Statement on Schedule TO, dated November 30, 2006 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all outstanding Shares at a purchase price of $63.25 per share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2006 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal", which together with the Offer to Purchase constitutes the "Offer"). The Offer is made in accordance with the Agreement and Plan of Merger, dated as of November 20, 2006, by and among Evraz, Purchaser and Oregon Steel (the "Merger Agreement"). The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on November 30, 2006. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Merger Agreement provides that subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with the Delaware General Corporation Law (the "DGCL") Purchaser will merge with and into Oregon Steel (the "Merger"), with Oregon Steel continuing as the surviving corporation (the "Surviving Corporation"). The Merger Agreement provides that at the election of Evraz, the Merger may be structured so that Oregon Steel will be merged with and into Purchaser, with Purchaser being the Surviving Corporation. At the effective time of the Merger (the "Effective Time"), each Share (other than Shares owned by Evraz, Purchaser or any subsidiary of Evraz or Oregon Steel or Shares held in the treasury of Oregon Steel or by any stockholder of Oregon Steel who is entitled to and properly exercises appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price (the "Merger Price") in cash, without interest and less any required withholding taxes, and all the Shares shall cease to be outstanding, shall automatically be cancelled and shall cease to exist. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Schedule TO states that the address of Evraz is 1 Allée Scheffer, L-2520 Luxembourg and the address of Purchaser is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The telephone number of Evraz and Purchaser is +7(495) 232-1370.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Oregon Steel or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Evraz, Purchaser or their respective executive officers, directors or affiliates.

  (a)
  Arrangements with Current Executive Officers and Directors of Oregon Steel.

  Director and Officer Exculpation, Indemnification and Insurance

        Oregon Steel's restated certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of Oregon Steel's directors. These provisions eliminate a director's personal liability to Oregon Steel or Oregon Steel's stockholders for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts, including:

  •
  for any breach of the director's duty of loyalty to Oregon Steel or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions); and

  •
  for any transaction in which the director derives an improper benefit.

        Oregon Steel's bylaws also contain provisions that allow Oregon Steel to indemnify its directors and officers to the fullest extent permitted by the DGCL. Oregon Steel has entered into indemnification agreements with each of its directors and each of the following executive officers: James Declusin, L. Ray Adams, Jennifer Murray, Scott Montross, Robert Simon, Larry Lawrence, David Cranston, Jeff Stewart and Robin Gantt (each, an "Indemnified Person"). Each indemnification agreement provides that Oregon Steel indemnifies the Indemnified Person to the fullest extent permitted by applicable law or Oregon Steel's restated certificate of incorporation, including if and when the Indemnified Person is or was a party or is threatened to be made a party to any action, suit, arbitration, investigation, administrative hearing, or any other proceeding (a "Proceeding") because of the Indemnified Person's status or former status as a director, officer, or other agent of Oregon Steel or because of anything done or not done by the Indemnified Person in such capacity, against all expenses and liabilities actually and reasonably incurred by the Indemnified Person or on the Indemnified Person's behalf in connection with the investigation, defense, settlement, or appeal of such Proceeding. Oregon Steel will advance to the Indemnified Person all reasonable expenses incurred in defense of any Proceeding. This description of the indemnification agreements entered into between Oregon Steel and each of its directors and certain of its executive officers is qualified in its entirety by reference to the form of the indemnification agreements filed as Exhibits (e)(2) and (e)(3) hereto, respectively, which are incorporated herein by reference.

        Under the Merger Agreement, Evraz and Purchaser have agreed that the certificate of incorporation and bylaws of the Surviving Corporation and the articles of organization, bylaws or similar constituent documents of any subsidiary of Oregon Steel will contain provisions no less favorable with respect to the indemnification of the present or former directors, officers and employees of Oregon Steel or any of its subsidiaries than those in effect as of the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of such directors, officers and employees of Oregon Steel under these constituent documents until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable law.

        Under the Merger Agreement, the Surviving Corporation has agreed to indemnify and hold harmless, the present and former officers and directors of Oregon Steel or any of its subsidiaries, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys' fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that expenses, claims, damages and liabilities arise out of actions or omissions occurring on or prior to completion of the Merger. In addition, the Merger Agreement provides that all obligations of Oregon Steel existing in favor of the current or former directors or officers of Oregon Steel and its subsidiaries as provided in all existing indemnification agreements shall survive the Merger and shall continue in full force and effect as obligations of the Surviving Corporation in accordance with their terms.

        Under the Merger Agreement, the Surviving Corporation has agreed to cause to be maintained in effect, for a period of six years following the Effective Time, policies of directors' and officers' liability insurance or a six year tail insurance policy covering the persons who are covered by Oregon Steel's existing directors' and officers' liability insurance policies as of November 20, 2006 for events that occur prior to the Effective Time and providing coverage at least as favorable, in the aggregate, as such existing policies. However, the Surviving Corporation will not be required to pay an annual premium in excess of 150% of the aggregate annual amounts currently paid by Oregon Steel to maintain such existing policies. In the event that equivalent coverage cannot be obtained, or can be obtained only by paying aggregate premiums in excess of 150% of such amount, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying aggregate premiums equal to 150% of such amount.

  Employment Agreement with James E. Declusin

        Mr. Declusin entered into an employment agreement (the "Employment Agreement") with Oregon Steel dated May 1, 2006, to serve as President and Chief Executive Officer. Under the terms of the Employment Agreement, Mr. Declusin will also serve as a director on the board of directors of Oregon Steel (the "Company Board"). The Employment Agreement will remain in effect until April 30, 2010, and thereafter will be automatically renewed for one-year terms unless either party gives notice to the other of his or its intent not to renew, not less than six months prior to the end of the then current term. Under the terms of the Employment Agreement, Mr. Declusin is entitled to a base salary equal to $620,000, eligibility to participate in the Annual Incentive Plan at a target bonus of 85% of base salary and in the 2005 Long-Term Incentive Plan, and vacation, expense reimbursement, severance in the event of certain terminations, and fringe benefits as specified in the Employment Agreement. As part of the Employment Agreement, Mr. Declusin has agreed not to compete with Oregon Steel for a one-year period following any voluntary termination without "good reason" (as defined in the Employment Agreement). The Employment Agreement provides that termination related to a change in control will be governed by the change in control agreement described below. This description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement filed as Exhibit (e)(4) hereto, which is incorporated herein by reference.

  Change in Control Agreements with Current Executive Officers

        Oregon Steel has change in control agreements ("CIC Agreements") with James Declusin, L. Ray Adams, Jennifer Murray, Scott Montross, Robert Simon, Larry Lawrence, David Cranston and Jeff Stewart (each, a "Covered Employee"). Change in control is defined to include, among other things, the transfer of 25% or more of Oregon Steel's voting securities to any person or entity or the election of a majority of directors who were not nominated by the then current board of directors of Oregon Steel.

The CIC Agreements provide, among other things, for severance compensation in the event that a Covered Employee's employment is terminated by the employer without cause or by the Covered Employee with good reason, all as defined in the CIC Agreements, during the three-year period following a change in control. Severance compensation is to be calculated as the sum of (i) three times the combined total of the Covered Employee's annual base salary plus the average of the last three year's bonuses under the Annual Incentive Plan as of the date of termination or immediately prior to the change in control; (ii) an amount equal to the lump sum present actuarial value of the excess, if any, of the normal retirement allowance to which the Covered Employee would have been entitled under the Pension Plan and SERP, assuming that the Covered Employee continued as an active vested participant under such plan, without change in his or her rate of annual pay, until the earlier of his or her 65th birthday or the tenth anniversary of the date of the change in control, over the normal retirement allowance to which the Covered Employee is actually entitled under the Pension Plan as of the date of termination; and (iii) group health benefits substantially similar to what the Covered Employee was receiving immediately prior to the date of termination for a period of three years. In addition, Oregon Steel will pay an additional amount to the Covered Employee to compensate for excise taxes the Covered Employee is required to pay on "excess parachute payments" and any income tax incurred by the Covered Employee as a result of Oregon Steel paying such excise tax. Oregon Steel will also reimburse the Covered Employee for certain legal fees and related expenses related to enforcing his or her rights under the CIC Agreements. Prior to the effective date of any change in control, Oregon Steel will post a letter of credit for the benefit of the Covered Employees equal to the amounts that may become due to the Covered Employees in the event the Covered Employee's employment with Oregon Steel is terminated as described above. This description of the CIC Agreements is qualified in its entirety by reference to the form of CIC Agreement entered into with the Covered Employees filed as Exhibit (e)(5) hereto, which is incorporated herein by reference.

  Acceleration of Options and Other Equity Based Awards

        Pursuant to the Merger Agreement, all of the outstanding and unexercised options to purchase Shares granted under any stock option or similar plan of Oregon Steel or under any agreement to which Oregon Steel or any of its subsidiaries is a party (an "Option") that is outstanding at the later of (i) the completion of the Offer and (ii) the earlier of (A) January 2, 2007 and (B) the Effective Time, will vest in full and be cancelled promptly after the consummation of the Offer. In exchange for such cancellation, option holders will receive, with respect to each Option, a cash payment (less any applicable withholding taxes and without interest) equal to the product of (x) the number of Shares subject to such Option and (y) the amount by which the Offer Price exceeds the per share exercise price applicable to the Option.

        The Merger Agreement provides that each incentive award or right relating to, or the value of which is based on, the value of Shares, other than an Option that was granted under an employee incentive plan or similar plan of Oregon Steel, including Oregon Steel's 2005 Long-Term Incentive Plan or under any agreement to which Oregon Steel or any of its subsidiaries is a party (an "Equity Award"), will be converted into the right to receive an amount in cash (less any applicable withholding taxes and without interest) equal to the product of (i) the Offer Price and (ii) the number of Shares represented by such award. Each holder of an Equity Award that is restricted stock shall be entitled to receive such amount not later than five business days after the completion of the Offer. The Merger Agreement provides that with respect to restricted stock, the payment by Purchaser shall be made without regard to whether any restrictions remain in effect with respect to such restricted stock. The Merger Agreement provides that payment in respect of Equity Awards other than restricted stock will be determined and made on a pro rata basis as of the Effective Time.

  Employee Matters

        The Merger Agreement provides that Evraz will cause the Surviving Corporation to pay the annual bonus to employees in respect of fiscal year 2006 in accordance with the terms of the applicable plan as determined by the chief executive officer of Oregon Steel in good faith and consistent with past practice. The Merger Agreement also provides that Evraz will cause the Surviving Corporation and its subsidiaries, until the first anniversary of the Effective Time, to provide compensation, pension, welfare and other benefits to its employees (excluding employees covered by a collective bargaining agreement, who shall continue to be governed by the terms of the applicable collective bargaining agreement) that will be in the aggregate no less favorable than those provided by Oregon Steel and its subsidiaries to such employees immediately prior to the Effective Time (excluding equity based compensation). In the Merger Agreement, Evraz also represents that it is its current intention to cause the Surviving Corporation to provide a long-term incentive plan to retain key employees of the Surviving Corporation.

  (b)
  Arrangements with Evraz and Purchaser.

  Merger Agreement and Confidentiality Agreement

        The summary of the Merger Agreement and the confidentiality agreement, as amended, contained in Section 11 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, the confidentiality agreement and the amendment to the confidentiality agreement which are filed as Exhibits (e)(1), (e)(6) and (e)(7), respectively, hereto and are incorporated herein by reference.

  Rights Agreement Amendment and Takeover Laws

        In connection with the Merger Agreement, on November 20, 2006, Oregon Steel and Mellon entered into the First Amendment to the Rights Agreement (the "First Amendment"). Oregon Steel entered into the First Amendment to render the Rights Agreement inapplicable to (i) the approval, execution or delivery of the Merger Agreement, (ii) the announcement of the Merger, (iii) the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (iv) the acquisition of Shares pursuant to the Offer, the Merger or the Merger Agreement. This summary is qualified in its entirety by reference to the First Amendment which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

        Oregon Steel is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such date. In connection with the Merger Agreement, on November 19, 2006, the Company Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger for purposes of (i) Section 203 of the DGCL and (ii) any "moratorium", "control share acquisition", "business combination", "fair price" or other form of anti-takeover law or regulation of any jurisdiction that may purport to be applicable to the Merger Agreement, with the result that the voting requirements and other limitations on business combinations set forth in Section 203 of the DGCL shall not be applicable to the Offer, the Merger or the transactions contemplated by the Merger Agreement and the Company Board intends that no other form of anti-takeover law or regulation shall be applicable to the Offer, the Merger or the transactions contemplated by the Merger Agreement.

Item 4.    The Solicitation or Recommendation.

  (a)
  Recommendation.

        The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Oregon Steel's stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby; and (iii) approved and declared advisable the agreement of merger (as such term is used in the Section 251 of the DGCL) contained in the Merger Agreement and directed that such agreement of merger be submitted to the stockholders of Oregon Steel for adoption (if necessary) and resolved to recommend the acceptance of the Offer and adoption of the agreement of merger.

        A copy of the letter to Oregon Steel's stockholders communicating the Company Board's recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

  (b)
  Background and Reasons for the Recommendation.

  Background of the Offer

        As part of the continuous evaluation of Oregon Steel's business, Oregon Steel has regularly considered a variety of strategic options and transactions. As part of this process, management has evaluated various alternatives for Oregon Steel, including potential acquisitions and potential business combinations. This section summarizes the developments leading up to Oregon Steel's entry into the Merger Agreement.

        In late 2004, James Declusin, Oregon Steel's president and chief executive officer, was introduced to Alexander Abramov, then president of EvrazHolding LLC, an affiliate of Evraz. At that time, they engaged in a discussion about the global steel industry generally, its continuing consolidation and potential opportunities for Evraz and Oregon Steel.

        In December 2004, on behalf of Evraz, Credit Suisse Securities (USA) LLC (together with its affiliates "Credit Suisse"), financial advisor to Evraz, forwarded to UBS Securities LLC ("UBS"), financial advisor to Oregon Steel, an unsolicited non-binding indication of interest proposing a potential business combination transaction between Evraz and Oregon Steel. Following the receipt of the indication of interest, the Company Board met and determined Oregon Steel was not prepared to proceed with a transaction with Evraz at that time.

        On January 11, 2005, Mr. Declusin contacted Pavel Tatyanin, chief financial officer of EvrazHolding LLC, to inform him that the Company Board planned to meet in February, following which time he expected to be able to provide Evraz with a further response to their indication of interest.

        On February 9, 2005, following a meeting of the Company Board, Mr. Declusin advised Evraz that the Company Board had determined that Oregon Steel was not for sale at that time, but agreed to permit Evraz to conduct technical and business due diligence of Oregon Steel. At this time, Oregon Steel entered into a confidentiality and standstill agreement with an affiliate of Evraz.

        The discussions regarding the potential business combination terminated in March 2005. During the course of their discussions, Evraz initially offered to acquire Oregon Steel at a price of $20.00 per Share and ultimately raised its offer to $25.00 per Share. Mr. Tatyanin informed Mr. Declusin that Evraz determined not to pursue any transaction due to the timing of its initial public offering and related considerations but that Evraz might be interested in resuming discussions in September after completing its initial public offering.

        During 2005, Oregon Steel and Evraz entered into ordinary course commercial arrangements involving the supply of steel slabs by Evraz to Oregon Steel.

        During the week of September 18, 2006, Mr. Declusin and the chairman of the board of Evraz, Alexander Frolov, spoke about the possibility of a minority equity investment by Evraz in Oregon Steel in connection with one of Oregon Steel's potential strategic alternatives (the "Minority Investment").

        During the subsequent weeks, the management of Oregon Steel, at the direction of the Company Board, took part in several meetings, telephone conferences and discussions with Evraz, as well as with a third party that had also been approached by Oregon Steel, regarding the Minority Investment. During the course of these discussions, Evraz indicated that it would also review the possibility of an acquisition of Oregon Steel.

        On October 20, 2006, Mr. Declusin telephoned Mr. Frolov to inquire about the status of the Minority Investment. Mr. Frolov indicated that at that time Evraz was no longer interested in the Minority Investment, but was now interested in making an acquisition proposal for Oregon Steel.

        On October 23, 2006, Evraz sent a letter to Oregon Steel setting forth a preliminary non-binding indication of interest regarding the potential acquisition of Oregon Steel by Evraz at a price of at least $60.00 per Share in cash through a fully financed tender offer. The proposal was expressly subject to execution of an agreement between Oregon Steel and Evraz providing Evraz with the exclusive right to negotiate with Oregon Steel concerning a possible acquisition transaction for a period of four weeks, Evraz's satisfactory completion of due diligence which Evraz believed could be completed in four weeks and the negotiation and execution of definitive documentation. The letter was immediately sent to the Company Board for its review prior to meetings of the Company Board that had been scheduled for October 25 and 26.

        On October 25 and 26, 2006, the Company Board and its committees met in Portland, Oregon. Also in attendance were L. Ray Adams, Oregon Steel's Vice President of Finance and Chief Financial Officer, Jennifer Murray, Oregon Steel's Vice President of Administration and Corporate Secretary, and a representative of Schwabe, Williamson and Wyatt P.C. ("Schwabe"), Oregon Steel's regular outside counsel, and representatives of UBS. The Company Board and the other attendees reviewed and discussed Oregon Steel's strategic opportunities and specifically, the proposal from Evraz. At the meeting on October 26, representatives of Schwabe discussed with the Company Board its fiduciary duties and other responsibilities in the context of a potential acquisition of Oregon Steel. In addition, UBS reviewed certain financial aspects of the proposed acquisition of Oregon Steel by Evraz and reviewed certain strategic alternatives available to Oregon Steel. The Company Board determined that it was in the best interests of Oregon Steel and its stockholders to consider its strategic alternatives, including the Evraz proposal. The strategic alternatives the Company Board considered included the possibility of pursuing a business combination, remaining as a stand-alone public company and attempting to grow Oregon Steel organically or through acquisitions. In addition, the Company Board discussed the possibility of retaining a second investment banking firm to provide an opinion as to the fairness of the consideration to be received by the stockholders of Oregon Steel in any potential transaction.

        At the October 25-26 meetings, the Company Board did not make any specific determinations with respect to any of the strategic alternatives under consideration by Oregon Steel. After deliberation, the Company Board instructed management to: (i) indicate to Evraz that Oregon Steel was interested in further discussion regarding Evraz's acquisition proposal but the Company Board insisted that any acquisition proposal would need to be at a price in excess of $60.00 per Share; (ii) engage UBS as its financial advisor; (iii) engage legal counsel in connection with a potential sale transaction; and (iv) report to the Company Board on any modifications to the proposal made by Evraz and also for approval of UBS's fees.

        Later on October 26, 2006, Mr. Declusin and Mr. Frolov spoke by telephone and Mr. Declusin proposed that the per Share price should be no less than $65.00. Mr. Frolov requested that Evraz be granted access to due diligence materials and be allowed to conduct site visits of the Pueblo, Colorado and Portland, Oregon facilities before responding.

        On November 1, 2006, Mr. Declusin met Mr. Frolov and they continued to discuss a potential acquisition of Oregon Steel by Evraz. On November 2 and 3, Messrs. Declusin, Adams and Frolov and Timor Yanbukhtin, vice president and director of corporate finance of EvrazHolding LLC, and a representative of Credit Suisse toured Oregon Steel's facilities in Pueblo, Colorado and Portland, Oregon. While they were traveling, Mr. Frolov indicated that Evraz would be willing to increase its offer to $63.00 per Share, in cash, but that it was not prepared to raise its offer beyond that point. Mr. Frolov stated that Evraz's proposal would not be subject to any financing condition. Mr. Frolov further informed Mr. Declusin that Evraz was prepared to complete due diligence on an expedited basis and could enter into a merger agreement within two weeks. Finally, Mr. Frolov told Mr. Declusin that Evraz would only be willing to pursue negotiations regarding an acquisition of Oregon Steel on the basis of exclusive negotiations. Mr. Declusin responded that the Company Board would be meeting to discuss the transaction on November 3 and that Mr. Frolov should consider raising the purchase price above $63.00 per Share in order to gain approval for the transaction from the Company Board.

        On November 3, 2006, the Company Board met via conference call. Mr. Declusin reported that Evraz had increased its offer to $63.00 per Share and further reported the timing for diligence and execution of a definitive agreement proposed by Evraz. In addition, Mr. Declusin informed the Company Board that Evraz would be willing to pursue negotiations regarding an acquisition of Oregon Steel only on the basis of exclusive negotiations. The Company Board discussed the proposed all cash price, the current trading price of the Shares, the expedited due diligence period, the tender offer process, the volatility in the steel market, the Company Board's desire to limit the term of any exclusivity period, the fact that Evraz's proposal did not contemplate a financing condition and Oregon Steel's alternatives. The Company Board further discussed the likelihood that any definitive agreement would provide for a break up fee to be payable in certain circumstances and the importance of the amount of the fee not precluding alternative acquisition proposals. The Company Board determined that given the fact that a significant portion of UBS's fee is contingent upon the consummation of the transaction, management should identify and retain a second investment banking firm to provide an opinion as to the fairness of the offer price to be received by the stockholders of Oregon Steel. The Company Board also agreed to UBS or one or more of its affiliates providing financing to Evraz in connection with the proposed transaction. Based on the discussion described above, the Company Board authorized management to:

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  proceed with Evraz's non-binding proposal of $63.00 per Share but instructed management to attempt to obtain an increase in the per Share price;

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  negotiate a break-up fee within a range of 2–4% of the equity value of the transaction;

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  extend and amend the confidentiality agreement, including to provide a brief period of exclusivity;

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  approve the fee structure for UBS;

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  identify and engage a second investment bank to provide a fairness opinion; and

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  engage Covington & Burling LLP ("Covington") as Oregon Steel's legal counsel for the transaction.

        On November 4, 2006, Mr. Declusin contacted Mr. Frolov to respond to his $63.00 per Share proposal and to seek an increase in the proposed per Share price. Mr. Declusin further indicated that Oregon Steel would be willing to negotiate for two weeks on an exclusive basis. Mr. Frolov increased the price offered to $63.25 per Share, but stated that $63.25 per Share was Evraz's final offer. Mr. Frolov and Mr. Declusin also discussed the potential break up fee that might be payable by

Oregon Steel under certain circumstances and Mr. Frolov proposed a break up fee of 3% of the equity value of the transaction.

        Also on November 4, 2006, Oregon Steel received from Evraz a proposed amendment to the Confidentiality Agreement dated February 9, 2005, that would add Evraz as a party and confirm, acknowledge and extend the term of the confidentiality and standstill provisions for one year and provide for an exclusivity period of four weeks. Over the weekend of November 4 and 5, Oregon Steel, Evraz and their respective outside counsel negotiated the length of the exclusivity period and certain other terms of the amendment, and eventually agreed on a two-week exclusivity period ending on November 20, 2006. Evraz and Oregon Steel executed the final amendment to the Confidentiality Agreement on November 6, 2006.

        On November 6, 2006, the Company Board met via conference call to receive an update on the status of the potential transaction from Messrs. Declusin and Adams. The Company Board was informed that Evraz had increased its offer to $63.25 per Share and that Evraz proposed a 3% breakup fee.

        Also on November 6, 2006, Evraz delivered to Mr. Declusin, a revised preliminary non-binding indication of interest to acquire Oregon Steel for $63.25 per Share in cash, subject to completion of due diligence review and the negotiation and execution of a mutually satisfactory definitive merger agreement. The indication of interest contemplated that the acquisition would be effected by means of a fully financed tender offer by a subsidiary of Evraz for all of the outstanding Shares of Oregon Steel. Evraz stated in the indication that it believed it would be in a position to complete its due diligence and announce a transaction by November 14, 2006.

        Beginning on November 6, 2006, Oregon Steel began to make certain information available to Evraz for due diligence purposes.

        On November 7, 2006, representatives of Evraz, Credit Suisse, UBS, Oregon Steel, Cleary Gottlieb Steen & Hamilton LLP ("Cleary Gottlieb"), Evraz's outside counsel, Covington, and Schwabe and lender's counsel to Credit Suisse, met in person, via video conference and telephonically for management presentations and financial, business and legal due diligence sessions.

        On November 9, 2006, Cleary Gottlieb sent an initial draft of the Merger Agreement to Covington for review.

        From November 9 through November 19, 2006, representatives of Oregon Steel and Evraz, including Cleary Gottlieb and Covington, exchanged drafts of the Merger Agreement and negotiated the terms of the proposed Merger Agreement, including, among other things, the provisions governing:

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  the circumstances in which the tender offer would be extended;

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  the conditions to the Offer;

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  the definition of material adverse effect;

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  the circumstances in which Oregon Steel would be required to pay the termination fee;

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  the specifics of the procedures to be followed in the event Oregon Steel received a proposal for the acquisition of 15% or more of its assets or shares prior to acceptance of the Shares by Evraz pursuant to the Offer;

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  the circumstances in which the Company Board would be allowed to change its recommendation of the Offer and the Merger;

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  the treatment of employees of Oregon Steel following the closing of the transaction; and

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  the limitations on Oregon Steel's business operation prior to the closing of the transaction.

        Also on November 10, 2006, pursuant to the instructions of the Company Board, management contacted KeyBanc Capital Markets ("KeyBanc") to engage it to evaluate the fairness of the consideration paid in any potential transaction, and on November 12, 2006, Oregon Steel entered into an engagement letter with KeyBanc.

        On November 13, 2006, the Company Board, Oregon Steel's management and financial and legal advisors, met via conference call to receive an update on the status of negotiations and due diligence from Mr. Adams and to discuss the terms of the draft merger agreement and certain regulatory approvals with representatives of Covington.

        On November 15, 2006, Oregon Steel's management, representatives of Covington and Schwabe and representatives of UBS discussed the remaining open issues.

        On November 16, 2006, representatives of Cleary Gottlieb and Covington negotiated further changes to the draft merger agreement. In the evening of November 16, 2006, Evraz provided Oregon Steel with copies of the executed commitment letters of Credit Suisse and UBS. Oregon Steel and Covington reviewed the terms and conditions of the commitment letters of Credit Suisse and UBS and discussed them with Oregon Steel's financial advisor.

        Also on November 16, 2006, Mr. Frolov, Mr. Declusin and Mr. Adams met to discuss the outside date for the extension of the tender offer, communications regarding the proposed transaction and the treatment of employees of Oregon Steel under the proposed merger agreement.

        On November 17, 2006, Mr. Frolov, Mr. Declusin and Mr. Adams met in Pittsburgh, Pennsylvania with the president of the United Steel Workers of America to introduce Mr. Frolov to the union and to discuss the proposed transaction.

        At a special meeting on November 19, 2006, the Company Board met, in person and telephonically, with representatives of UBS, KeyBanc, Covington and Schwabe to review and consider the proposed transaction. At the Company Board meeting, representatives of Covington reviewed with the Company Board the terms of the proposed merger agreement, as well as the Board's fiduciary duties in connection therewith and the proposed terms of the amendment to Oregon Steel's rights plan. Ms. Murray reviewed with the Company Board the interest of Oregon Steel's directors and executive officers in the proposed transaction, including the amounts of any payments that would be accelerated or to which Oregon Steel's directors and executive officers would become entitled as a result of the proposed transaction. At the meeting, representatives of UBS reviewed with the Company Board certain financial aspects of the proposed transaction. Additionally, representatives of KeyBanc reviewed with the Company Board its financial analyses of the proposed transaction, including the Offer Price. Representatives of UBS and KeyBanc discussed with the Company Board various questions raised by members of the Company Board regarding the information reviewed and the transaction. At the conclusion of KeyBanc's review, KeyBanc rendered its oral opinion, which was confirmed by delivery of a written opinion dated November 19, 2006, that, as of November 19, 2006 and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the consideration to be received by Oregon Steel's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Shares.

        On November 19, 2006, after further discussion and based upon the totality of the information presented and considered during its evaluation of the Offer, the Merger and the Merger Agreement, the Company Board, by unanimous vote, approved the Merger Agreement and the transactions contemplated thereby.

        On November 20, 2006, Oregon Steel, Evraz and Purchaser entered into the Merger Agreement and publicly announced the proposed transaction.

        On November 30, 2006, Purchaser commenced the Offer.

  Reasons for Recommendation

        In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that Oregon Steel's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company Board consulted with Oregon Steel's senior management, financial advisors and legal counsel and considered a number of factors, including the following:

  •
  the current and historical market prices of the Shares, including the fact that the Offer Price of $63.25 per Share represents (i) a 7.3% premium over the closing stock price of $58.96 on November 17, 2006, the last trading day prior to the announcement of the proposed transaction, which was also the all-time high closing stock price of Oregon Steel's Shares (prior to the announcement of the proposed transaction), (ii) a 22.3% premium over the volume weighted average stock price of $51.72 over the three months prior to November 17, 2006, and (iii) a 30.3% premium over the volume weighted average stock price of $48.53 over the six months prior to November 17, 2006;

  •
  the fact that the Offer Price to be received by Oregon Steel's stockholders in the Offer and the Merger, as the case may be, will consist entirely of cash, which will provide certainty of value to Oregon Steel's stockholders;

  •
  the trends in the industry in which Oregon Steel operates, particularly the increasingly competitive nature of the steel industry, the prevalent environment of consolidation in the steel industry, the advantages obtained by larger steel companies, the vulnerability of the industry to economic cycles and increased imports, and the strategic alternatives available to Oregon Steel, including the alternative to remain an independent public company, and the associated risks and uncertainties;

  •
  the fact that Evraz's obligation to consummate the Offer and the Merger is subject to a limited number of conditions (as set forth in Section 13 of the Offer to Purchase), with no financing condition;

  •
  the terms of the commitment letter from Credit Suisse and UBS Limited to provide Evraz with funds to finance the proposed transaction;

  •
  the relative likelihood of obtaining required regulatory approvals for the proposed transaction, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals;

  •
  the right of Oregon Steel to engage in negotiations with, and provide information to, a third party that makes an unsolicited acquisition proposal, subject to the terms of the Merger Agreement;

  •
  the ability of Oregon Steel to terminate the Merger Agreement and accept a financially superior proposal from a third party under specified conditions, subject to payment to Evraz of a termination fee, together with reimbursement of Evraz's actual expenses, of $68.0 million in the aggregate;

  •
  the fact that the Offer is subject to the condition that, among other things, at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn at least a majority of the total number of outstanding Shares at that time. This condition may not be waived by Evraz or Purchaser;

  •
  the financial analyses of KeyBanc presented to the Company Board at its meeting on November 19, 2006, and KeyBanc's oral opinion delivered to Oregon Steel on November 19, 2006 and subsequently confirmed in writing, to the Company Board that, as of such date, and based upon and subject to the assumptions, limitations and qualifications contained in its written opinion, the consideration to be received by Oregon Steel's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Shares. The full text of the written opinion of KeyBanc dated November 19, 2006, is attached as Annex I to this Schedule 14D-9;

  •
  the review by UBS with the Company Board at its meeting on November 19, 2006 and prior thereto of certain financial aspects of the Merger;

  •
  the views of Oregon Steel's financial advisors that the termination fee and expense reimbursement provisions would not be a significant deterrent to competing offers; and

  •
  the fact that Oregon Steel's stockholders that do not tender their Shares in the Offer and meet certain other conditions will be entitled to appraisal rights under Delaware law in connection with the Merger.

        The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

  •
  the alternatives to a sale of Oregon Steel, including continuing to operate as an independent public company, considering, in particular, the potential for stockholders of Oregon Steel to share in any future earnings growth of Oregon Steel, but also the risks and uncertainties associated with continuing to operate as a public company;

  •
  if the Merger Agreement is terminated under certain circumstances, Oregon Steel would be required to reimburse up to $8.0 million of Evraz's and Purchaser's out of pocket expenses related to the transaction, and pay a termination fee of $68.0 million (less any expenses actually reimbursed);

  •
  the restrictions that the Merger Agreement imposes on soliciting competing proposals;

  •
  the fact that Oregon Steel did not solicit alternative proposals from third parties, and the risks to the business of Oregon Steel and the proposed transaction with Evraz that may have resulted from initiating an auction process;

  •
  consideration of whether parties other than Evraz would be willing or capable of entering into a transaction with Oregon Steel that would provide value to Oregon Steel's stockholders superior to the cash price to be paid pursuant to the Offer and the Merger;

  •
  the possible disruption of Oregon Steel's business that might result from the announcement of the Merger and resulting distraction of the attention of Oregon Steel's management;

  •
  the lack of certainty that the conditions to Evraz's and Purchaser's obligation to complete the Offer or the parties' obligations to complete the Merger will be satisfied;

  •
  gains from an all-cash transaction would generally be taxable to Oregon Steel's stockholders for U.S. federal income tax purposes; and

  •
  failure to complete the Merger could adversely affect Oregon Steel due to potential disruptions in its operations.

        In addition, the Company Board considered the interest of Oregon Steel's directors and executive officers that are different from, or in addition to, the interests of Oregon Steel's stockholders. The Company Board did not believe that these interests should affect its decision to approve the Offer and the Merger in light of the fact that such interests are primarily based on contractual arrangements which were in place prior to the negotiation of the Merger Agreement and the Company Board's assessment that the judgment and performance of the directors and executive officers would not be impaired by such interests.

        The Company Board believed that, overall, the potential benefits of the Offer and the Merger to Oregon Steel stockholders outweighed the risks of the Offer and the Merger.

        The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

  (c)    Intent to Tender.

        To Oregon Steel's knowledge after reasonable inquiry, all of Oregon Steel's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer (other than (i) those individuals who intend to make charitable contributions of Shares or (ii) Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

  UBS

        UBS has been retained by Oregon Steel as its financial advisor in connection with the Offer and the Merger and related matters. Oregon Steel selected UBS because it is an internationally recognized investment banking firm with substantial experience in similar transactions. Pursuant to the terms of this engagement, Oregon Steel has agreed to pay UBS a customary fee for its financial advisory services a significant portion determined as a percentage of the transaction value and contingent upon the completion of the transaction. Oregon Steel also has agreed to reimburse UBS for all out-of-pocket expenses incurred by UBS in performing its services, including the fees and expenses of counsel, incurred in connection with its engagement. Oregon Steel has also agreed to indemnify UBS and related parties against certain liabilities incurred in connection with its engagement, including certain liabilities under the federal securities laws.

        UBS in the past has provided, is currently providing and may in the future provide investment banking and other financial services to Oregon Steel, Evraz and Evraz's affiliates, including Purchaser, for which services it has received, and expects to receive, compensation. In November 2005, UBS acted as joint book-running manager in connection with Evraz's $750 million 2015 Eurobond offering. In addition, with the consent of Oregon Steel, UBS or one or more of its affiliates has agreed to provide Evraz a portion of the financing necessary to complete the Merger, for which UBS would receive additional compensation. In the ordinary course of business, UBS and its affiliates may trade securities of Evraz and Oregon Steel for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or a short position in such securities.

  KeyBanc

        Oregon Steel retained KeyBanc to provide an opinion as to the fairness of the Offer Price to be received by stockholders of Oregon Steel in the Offer and the Merger. Oregon Steel retained a separate investment banking firm based on the Company Board's desire to obtain an opinion from an investment banking firm that did not have any potential perceived conflicts of interest arising from the transaction. Oregon Steel selected KeyBanc because it is a nationally recognized investment banking firm with substantial experience in the steel industry and in similar transactions. KeyBanc, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the terms of KeyBanc's engagement, Oregon Steel agreed to pay KeyBanc a customary fee upon KeyBanc rendering its opinion.

        KeyBanc in the past has provided investment banking and other services to Oregon Steel for which it received customary compensation. In particular, KeyBanc served as a co-manager in Oregon Steel's September 2004 equity offering and an affiliate of KeyBanc provides approximately $12.0 million in equipment lease financing to Oregon Steel. In the ordinary course of KeyBanc's business, it may actively trade securities of Oregon Steel for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Except as described above, neither Oregon Steel nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of Oregon Steel with respect to the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days by Oregon Steel, or, to the best of Oregon Steel's knowledge, any of Oregon Steel's directors, executive officers, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

          (a)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Oregon Steel in response to the Offer which relate to a tender offer or other acquisition of Oregon Steel's securities by Oregon Steel, any subsidiary of Oregon Steel or any other person.

          (b)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Oregon Steel in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Oregon Steel or any subsidiary of Oregon Steel, (ii) any purchase, sale or transfer of a material amount of assets by Oregon Steel or any subsidiary of Oregon Steel or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Oregon Steel.

          (c)   Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  Top-Up Option

        Pursuant to the terms of the Merger Agreement, Oregon Steel granted Purchaser an irrevocable one-time option (the "Top-Up Option"), to purchase the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, shall constitute one more Share than 90% of the Shares then outstanding at a price per share equal to the Offer Price. The Top-Up Option is exercisable only one time after Evraz and Purchaser own at least 85% of the Shares then outstanding and may only be exercised on or prior to the fifth business day after the expiration of the Offer pursuant to the Merger Agreement or the expiration of any subsequent offering period. In no event shall the Top-Up Option be exercisable for a number of Shares in excess of the number of authorized Shares available for issuances.

  Vote Required to Approve the Merger

        The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by Oregon Steel of Shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will effect the Merger after consummation of the Offer without a vote by Oregon Steel's stockholders (a "Short-Form Merger"). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of a majority of the outstanding Shares for the adoption of the agreement of merger will be required under the DGCL to effect the Merger. The affirmative vote of the stockholders of Oregon Steel will be obtained by delivery of written consents to the adoption of the agreement of merger by Evraz in accordance with Section 228 of the DGCL. This action by written consent will be sufficient to adopt the agreement of merger without the affirmative vote of any other Oregon Steel stockholder.

  Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to Purchaser's acquisition of the Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by the ultimate parent entities of Purchaser with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Oregon Steel filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 27, 2006. According to Purchaser, the ultimate parent entities of Purchaser filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 27, 2006. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about December 12, 2006, unless earlier terminated by the FTC or the Antitrust Division, or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a "Second Request") prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by the ultimate parent entities of Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with the consent of the ultimate parent entities of Purchaser. In practice, complying with a Second Request can take a significant period of time. Although Oregon Steel is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Oregon Steel's failure to make those filings nor a request for additional documents and information issued to Oregon Steel from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser's proposed acquisition of Oregon Steel. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Oregon Steel, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer.

  Exon-Florio Amendment

        Section 721 of the Defense Production Act authorizes the President of the United States or his designee to review, investigate, and prohibit mergers, acquisitions and takeovers that could result in foreign control of persons engaged in interstate commerce in the United States and that threaten to impair the national security. The President has delegated his authority to review and investigate proposed transactions to the Committee on Foreign Investment in the United States ("CFIUS"), which has promulgated regulations governing the review and investigation processes. It is a condition to the obligation of Purchaser to accept Shares in the Offer that the period of time for any applicable review process by CFIUS shall have expired or been terminated or CFIUS shall have provided a written notice to the effect that review of the transactions contemplated by the Offer has been concluded and that a determination has been made that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Amendment. Oregon Steel believes that the transactions contemplated by the Merger Agreement should not raise any national security concerns, but it intends to file a voluntary notification of the transactions contemplated by the Merger Agreement. Oregon Steel cannot assure the duration or outcome of CFIUS's review prior to its conclusion. The outcome of the CFIUS regulatory process may, under certain circumstances, result in a failure of the conditions to the Purchaser's obligation to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

  ITAR

        Section 122.4(b) of the International Traffic in Arms Regulations ("ITAR") requires companies that are registered with the U.S. Department of State, Directorate of Defense Trade Controls ("DDTC") to notify DDTC at least 60 days in advance of any intended sale or transfer to a foreign person of ownership or control of the registrant or any entity thereof. In addition, ITAR Section 122.4(a) requires registrants to notify the DDTC within five days of a material change in information contained in the registrant's Statement of Registration, such as a change in senior officers or the completion of a merger or acquisition. Because Oregon Steel is registered under ITAR, it has provided DDTC with the notification required by ITAR Section 122.4(b) and it will provide the further information required by Section 122.4(a) immediately following the consummation of the transaction. It is a condition to the obligation of Purchaser to accept Shares in the Offer that the notification period under ITAR shall have expired or otherwise have been terminated, or the U.S. Department of State or another U.S. governmental entity shall have provided written notice to the effect that no further review of the transactions contemplated by the Merger Agreement under ITAR will occur.

  Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Shares at the Effective Time will have certain rights under Section 262 of the DGCL to demand appraisal of their Shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the "fair value" of the Shares at the Effective Time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Price. The value so determined could be more or less than the Merger Price.

        Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

  Opinion of KeyBanc

        KeyBanc, a division of McDonald Investments Inc., was asked by the Company Board to render an opinion to the Company Board as to the fairness, from a financial point of view, to Oregon Steel's stockholders of the consideration to be received by the stockholders of Oregon Steel in connection with the Offer and the Merger. On November 19, 2006, KeyBanc delivered to the Company Board its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the consideration to be received by the stockholders of Oregon Steel pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of Oregon Steel.

        The full text of the written opinion of KeyBanc is attached to this Schedule 14D-9 as Annex I and incorporated into this Schedule 14D-9 by reference. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

        KeyBanc was retained to serve as an advisor to the Company Board and not as an advisor to or agent of any stockholder of Oregon Steel. KeyBanc's opinion was prepared for the Company Board and is directed only to the fairness, from a financial point of view, as of the date of the opinion, of the consideration to be received by Oregon Steel's stockholders in the Offer and the Merger and does not address Oregon Steel's underlying business decision to enter into the Merger Agreement or any other terms of the Offer, the Merger or the Merger Agreement. KeyBanc's opinion does not constitute a recommendation to any Oregon Steel stockholder as to whether such stockholder should tender Shares into the Offer contemplated by the Merger Agreement, whether such stockholder should provide its written consent to the Merger or how such stockholder should vote at any special meeting of Oregon Steel's stockholders.

        KeyBanc did not recommend the Offer Price or the consideration to be paid in the Offer and the Merger. The Offer Price and the Merger Price were determined in negotiations between Oregon Steel and Evraz, in which KeyBanc did not advise the Company Board. No restrictions or limitations were imposed by the Company Board on KeyBanc with respect to the investigations made or the procedures followed by KeyBanc in rendering its opinion.

        In rendering its opinion, KeyBanc reviewed, among other things:

  •
  a draft of the Merger Agreement, dated November 19, 2006;

  •
  certain publicly available information concerning Oregon Steel, including Oregon Steel's Annual Reports on Form 10-K for each of the years in the three year period ended December 31, 2005,

    and Oregon Steel's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

  •
  certain other internal information, primarily financial in nature, including projections for 2006 and 2007, concerning the business and operations of Oregon Steel furnished to KeyBanc by Oregon Steel's management;

  •
  certain publicly available information concerning the trading of, and the trading market for, Oregon Steel's Shares;

  •
  certain publicly available information concerning Evraz and its financing sources;

  •
  certain publicly available information with respect to other publicly traded companies that KeyBanc believed to be comparable to Oregon Steel and the trading markets for certain of such other companies' securities; and

  •
  certain publicly available information concerning the nature and terms of certain other transactions that KeyBanc considered relevant to its inquiry.

        KeyBanc also met with certain officers and employees of Oregon Steel to discuss the business and prospects of Oregon Steel, as well as other matters KeyBanc believed were relevant, and considered such other data and information that KeyBanc judged necessary to render its opinion.

        You should note that in rendering its opinion, KeyBanc relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise reviewed by or discussed with KeyBanc or publicly available. KeyBanc also assumed the accuracy of and relied upon the representations and warranties of Oregon Steel, Evraz and Purchaser contained in the Merger Agreement. KeyBanc was not engaged to, and did not independently attempt to, verify any of that information. KeyBanc also relied upon the management of Oregon Steel as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases for those projections) provided to it, and assumed, with the consent of the Company Board, that those projections were reasonably prepared and reflect the best currently available estimates and judgments of Oregon Steel. KeyBanc was not engaged to assess the reasonableness or achievability of those projections or the assumptions on which they were based and expressed no view on those matters. KeyBanc did not conduct a physical inspection or appraisal of any of the assets, properties or facilities of Oregon Steel, nor was it furnished with any evaluation or appraisal. KeyBanc also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained.

        KeyBanc was not asked to, nor did it render, any opinion as to the material terms of the Merger Agreement or the form of the merger transaction. KeyBanc, with the consent of the Company Board, assumed that the final executed form of the Merger Agreement will not differ in any material respect from the draft that KeyBanc examined in rendering its opinion, and that the conditions to the Merger as set forth in the Merger Agreement would be satisfied and that the Offer and the Merger would be completed on a timely basis in the manner contemplated by the Merger Agreement. KeyBanc did not solicit, nor was it asked to solicit, third party interest in a transaction involving Oregon Steel.

        KeyBanc's opinion is based on economic and market conditions and other circumstances existing on, and information made available, as of the date of its opinion and does not address any matters after such date. Although subsequent developments may affect its opinion, KeyBanc does not have the obligation to update, revise or reaffirm its opinion.

        The following is a brief summary of the analyses performed by KeyBanc in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by KeyBanc but includes all material factors considered by KeyBanc in rendering its opinion. KeyBanc drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the offer price and the merger consideration.

        Each analysis performed by KeyBanc is a common methodology utilized in determining valuations. Although other valuation techniques may exist, KeyBanc believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for KeyBanc to arrive at its opinion.

Historical Stock Trading Analysis

        KeyBanc reviewed the performance of Oregon Steel's Shares based on a historical analysis of closing prices and trading volumes for the three month, one year and three year periods ended November 10, 2006. KeyBanc noted that Oregon Steel's Shares never traded above the proposed Offer Price and Merger Price of $63.25 per Share in any of these periods.

        KeyBanc also noted that the $63.25 per Share Merger Price represents premiums of 7.3%, 8.9%, 14.5%, 22.3%, 29.5% and 41.8%, respectively, to Oregon Steel's 1-day, 5-day, 30-day, 90-day, 180-day and 360-day weighted average share prices based on the November 17, 2006 closing price of Oregon Steel's Shares.

Precedent Transaction Analysis

        Using available information, KeyBanc reviewed twelve transactions in the energy tubular, diversified, automotive and construction segments of the steel manufacturing industry announced since October 2004. These transactions were chosen by KeyBanc based on Oregon Steel's and the transaction participants' common participation in the steel manufacturing industry, the comparable size of the transactions relative to the Offer and the Merger and the recent period in which the transactions were completed.

Month and Year of Announcement	Target	Acquiror	Steel Industry Segment
October 2004	International Steel Group	Mittal Steel Company NV	Diversified
May 2005	Hylsamex SA de CV	The Techint Group	Construction
October 2005	VAT Kryvorizhstal	Mittal Steel Company NV	Construction
October 2005	Roanoke Electric Steel Corp.	Steel Dynamics, Inc.	Construction
November 2005	Dofasco Inc.	Arcelor SA	Automotive
January 2006	Arcelor SA	Mittal Steel Company NV	Diversified
March 2006	Bayou Steel Corp.	Black Diamond Capital	Construction
April 2006	Sheffield Steel Corp.	Gerdau AmeriSteel US Inc.	Construction
June 2006	Maverick Tube Corp.	Tenaris SA	Energy Tubular
July 2006	Niagara Corp.	Kohlberg & Company, L.L.C.	Automotive
September 2006	NS Group Inc.*	IPSCO Inc.	Energy Tubular
October 2006	Corus Group plc*	Tata Steel	Diversified

*
Transaction pending.

        For each of these transactions, KeyBanc initially calculated the ratios of the total enterprise value of the transaction (based on the acquisition price) to (1) the target company's revenue for the latest twelve month period ("LTM") ended on the last day of the period covered by the target company's Form 10-K or Form 10-Q, as applicable, last filed prior to the announcement of the relevant transaction, (2) the target company's earnings before interest, taxes, depreciation and amortization, or

EBITDA, for the LTM ended on the last day of the period covered by the target company's Form 10-K or Form 10-Q, as applicable, last filed prior to the announcement of the relevant transaction, (3) tons shipped by the target company for the LTM ended on the last day of the period covered by the target company's Form 10-K or Form 10-Q, as applicable, last filed prior to the announcement of the relevant transaction and (4) the consensus analyst estimates of EBITDA for that target company's next full fiscal year. In calculating such ratios, KeyBanc calculated the total enterprise value of the transaction as the market value of the relevant target company's equity securities plus its indebtedness and minority interests less its cash and cash equivalents. The consensus analyst estimates used by KeyBanc for each target company's forward EBITDA were available in publicly available research reports.

        KeyBanc then used these ratios to determine the average and median multiples for the selected precedent transactions (see the second and third columns of the table below, respectively).

        KeyBanc next calculated corresponding implied multiples for Oregon Steel in the Offer and the Merger. Such calculations consisted of the ratios of Oregon Steel's total enterprise value (based on the $63.25 proposed Offer Price and Merger Price) to (1) Oregon Steel's revenue from September 30, 2005 to September 30, 2006, (2) Oregon Steel's EBITDA from September 30, 2005 to September 30, 2006, (3) the tons shipped by Oregon Steel from September 30, 2005 to September 30, 2006, (4) the consensus analyst estimated EBITDA for the twelve months ending December 31, 2007 and (5) Oregon Steel management's estimated EBITDA for the twelve months ending December 31, 2007 (see the fourth column of the table below). KeyBanc then compared such Oregon Steel multiples to the average and median multiples for the selected precedent transactions.

        Finally, KeyBanc calculated the implied price range per Share using the average and median multiples for the twelve precedent transactions (see the fifth column of the table below) and compared such implied price range per Share against the $63.25 proposed Offer Price and Merger Price. The low end of each such implied price range per Share was determined in reference to the lower of the average and median multiples for the selected precedent transactions and the high end of each implied price range per Share was determined in reference to the higher of the average and median multiples for the selected precedent transactions. The following table sets forth KeyBanc's analysis:

Precedent Transactions	Average Comparable Multiple	Median Comparable Multiple	Implied Multiple Company at $63.25	Implied Price Per Share (Low–High)
Multiple of EV/LTM Revenue	1.1x	0.9x	1.6x	$35.91–$43.12
Multiple of EV/LTM EBITDA	6.2x	6.5x	7.0x	$55.67–$58.69
Multiple of EV/LTM Tons	$983.0	$630.3	$1,423	$27.28–$43.10
Multiple of EV/Management's Estimated Fwd. EBITDA (+1)(1)	6.3x	5.9x	5.9x	$61.98–$66.71
Multiple of EV/Analysts' Estimated Fwd. EBITDA (+1)(2)	6.3x	5.9x	6.1x	$61.23–$65.91

(1)
Based upon Oregon Steel management's estimates of Oregon Steel's EBITDA for its fiscal year ended December 31, 2007.

(2)
Based upon consensus analyst estimates of Oregon Steel's EBITDA for its fiscal year ended December 31, 2007.

        No transaction utilized in the precedent transaction analysis is identical to the Offer and the Merger. In evaluating the transactions, KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of either Oregon Steel or Evraz. Mathematical analysis of comparable transaction data (such as determining means and medians) in isolation from other analysis is not an effective method of evaluating transactions.

Comparable Public Company Analysis

        KeyBanc reviewed and compared selected financial data for six publicly traded companies chosen by KeyBanc that were deemed to be comparable to Oregon Steel. KeyBanc selected these six companies based on their common participation with Oregon Steel in the steel manufacturing industry, their similar products and end markets to Oregon Steel, and their similar relative size to Oregon Steel. The comparable companies chosen by KeyBanc included:

•	Chaparral Steel Company;	•	Lone Star Technologies, Inc.;
•	Gerdau AmeriSteel Corp.;	•	Nucor Corporation; and
•	IPSCO Inc.;	•	Steel Dynamics Inc.

        For each of these comparable companies, KeyBanc initially calculated the applicable company's ratios of the total enterprise value as of November 17, 2006 to (1) that company's revenue for the LTM ended on the last day of the period covered by its most recently filed Form 10-K or Form 10-Q, as applicable, (2) that company's EBITDA for the LTM ended on the last day of the period covered by its most recently filed Form 10-K or Form 10-Q, as applicable, (3) that company's estimated revenue for its fiscal years ending in 2006 and 2007, as determined by consensus analyst estimates, and (4) that company's estimated EBITDA for the fiscal years ending in 2006 and 2007, as determined by consensus analyst estimates.

        KeyBanc also calculated the ratios of the common stock share price of each comparable company as of November 17, 2006 to consensus analyst estimated earnings per share for its fiscal years ending in 2006 and 2007. Revenue, EBITDA and earnings per share projections for the comparable companies were based on publicly available median consensus research analyst estimates.

        KeyBanc then used these ratios to determine the average and median multiples for the comparable companies (see the second and third columns of the table below, respectively).

        KeyBanc next calculated corresponding implied multiples for Oregon Steel in the Offer and the Merger. Such calculations consisted of the ratios of Oregon Steel's total enterprise value (based on the $63.25 proposed Offer Price and Merger Price) to (1) Oregon Steel's revenue from September 30, 2005 to September 30, 2006, (2) Oregon Steel's EBITDA from September 30, 2005 to September 30, 2006, (3) Oregon Steel management's and, separately, consensus analyst estimated revenue and EBITDA for the fiscal year ending December 31, 2006 and (4) Oregon Steel management's and, separately, consensus analyst estimated revenue and EBITDA for the fiscal year ending December 31, 2007. In addition, KeyBanc calculated the ratios of the $63.25 proposed Offer Price and Merger Price to (a) Oregon Steel management's and, separately, consensus analyst estimated earnings per share for the fiscal year ending December 31, 2006 and (b) Oregon Steel management's and, separately, consensus analyst estimated earnings per share for the fiscal year ending December 31, 2007 (see the fourth column of the table below). KeyBanc then compared such Oregon Steel multiples to the average and median multiples for the selected comparable companies and noted that in each case, the implied Oregon Steel multiple was greater than both the average and median multiples for the comparable companies.

        Finally, KeyBanc calculated the implied price range per Share using the average and median multiples for the selected comparable companies (see the fifth column of the table below) and compared such implied price range per Share against the $63.25 proposed Offer Price and Merger Price. The low end of each such implied price range per Share was determined in reference to the lower of the average and median multiples for the selected comparable companies and the high end of each implied price range per Share was determined in reference to the higher of the average and median multiples for the selected comparable companies. The following table sets forth KeyBanc's analysis:

	Average Comparable Multiple	Median Comparable Multiple	Implied Multiple Company at $63.25	Implied Price Per Share (Low–High)
Comparable Public Companies
Multiple of EV/LTM Revenue	1.1x	1.1x	1.6x	$41.65–$41.78
Multiple of EV/LTM EBITDA	4.8x	4.9x	7.0x	$42.55–$43.24
Multiple of EV/2006E Revenue(1)	1.0x	1.0x	1.5x	$41.62–$42.63
Multiple of EV/2006E EBITDA(1)	4.7x	4.5x	6.4x	$43.21–$44.55
Multiple of Price/2006E EPS(1)	9.0x	8.7x	13.0x	$42.31–$43.75
Multiple of EV/2007E Revenue(1)	1.0x	0.9x	1.2x	$48.12–$52.89
Multiple of EV/2007E EBITDA(1)	4.7x	5.0x	6.0x	$49.91–$52.41
Multiple of Price/2007E EPS(1)	9.0x	9.0x	10.7x	$53.10–$53.65
Multiple of EV/2006E Revenue(2)	1.0x	1.0x	1.5x	$41.03–$42.03
Multiple of EV/2006E EBITDA(2)	4.7x	4.5x	6.7x	$42.61–$43.93
Multiple of Price/2006E EPS(2)	9.0x	8.7x	12.1x	$45.53–$47.07
Multiple of EV/2007E Revenue(2)	1.0x	0.9x	1.3x	$44.44–$48.85
Multiple of EV/2007E EBITDA(2)	4.7x	5.0x	6.1x	$49.31–$51.78
Multiple of Price/2007E EPS(2)	9.0x	9.0x	10.6x	$53.43–$53.98

(1)
Implied multiple and implied price per share are based upon comparable public company multiples and Oregon Steel management's estimates for the Oregon Steel's 2006 and 2007 revenues, EBITDA and EPS, respectively.

(2)
Implied multiple and implied price per share are based upon comparable public company multiples and consensus analysts estimates for the Oregon Steel's 2006 and 2007 revenues, EBITDA and EPS, respectively.

        No company utilized in the comparable public company analysis is identical to Oregon Steel. KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of either Oregon Steel or Evraz. Mathematical analysis of comparable public companies (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.

Premiums Paid Analysis

        Using publicly available information, KeyBanc reviewed 26 control acquisitions completed since January 1, 2002, with enterprise values from $2.0 billion to $3.0 billion. These transactions were chosen based on the comparable size of the transactions and the recent period in which the transactions were completed.

        For each of the target companies involved in the 26 control acquisition transactions, KeyBanc examined the closing stock price one day, five days and thirty days prior to announcement, and the highest closing price during the 52 weeks prior to announcement of the relevant transaction in order to calculate the premium paid by the acquiror over the target's closing stock price at those points in time. KeyBanc then determined the mean, median, minimum and maximum premiums observed for each of the examined time periods.

        KeyBanc then compared those premiums to the price per Share at those points in time relative to the announcement of the Offer and the Merger compared to the $63.25 proposed Offer Price and Merger Price. The results of this transaction premium analysis are set forth in the table below.

Implied Premium

	52-Week High Closing	1 Day	5 Day	30 Day
Mean	6.0%	19.2%	22.1%	27.4%
Median	6.4%	16.4%	19.5%	26.2%
Maximum	37.6%	54.3%	54.2%	79.2%
Minimum	(36.1)%	(7.2)%	(7.1)%	(18.9)%
Offer and Merger at $63.25 per share	7.3%	7.3%	9.9%	27.5%

Discounted Cash Flow Analysis

        KeyBanc did not perform a discounted cash flow analysis for Oregon Steel because Oregon Steel's management informed KeyBanc that due to the inherent unreliability of prospective results, they had not prepared projections beyond fiscal year 2007.

Conclusion

        The summary set forth above describes the principal analyses performed by KeyBanc in connection with its opinion delivered to the Company Board on November 19, 2006. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by KeyBanc was carried out in order to provide a different perspective on the merger and add to the total mix of information available. KeyBanc did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, KeyBanc considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, KeyBanc did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, KeyBanc believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, KeyBanc made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by KeyBanc are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Miscellaneous

        Pursuant to the terms of an engagement letter dated November 12, 2006, the Company Board agreed to cause Oregon Steel to pay KeyBanc a fee for rendering its opinion to the Company Board that is customary in transactions of this nature. The Board also agreed to cause Oregon Steel to reimburse KeyBanc for its reasonable out-of-pocket expenses under certain circumstances, and to indemnify KeyBanc and related persons against liabilities in connection with its engagement. The terms of the fee arrangement with KeyBanc were negotiated at arm's-length between the Company Board and KeyBanc.

        KeyBanc has, in the past, provided investment-banking services and other services to Oregon Steel for which KeyBanc received customary compensation. In particular, KeyBanc served as a co-manager in Oregon Steel's September 2004 equity offering and an affiliate of KeyBanc provides approximately $12 million in equipment lease financing to Oregon Steel. In the ordinary course of business, KeyBanc may actively trade the securities of Oregon Steel for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 30, 2006.*†
(a)(1)(B)	Form of Letter of Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(G)	Form of Summary Newspaper Advertisement as published on November 30, 2006.*
(a)(1)(H)	Joint press release issued by Evraz and Oregon Steel on November 20, 2006 (Incorporated by reference to the Schedule 14D-9C filed by Oregon Steel on November 20, 2006).
(a)(1)(I)	Letter to Employees of Oregon Steel, dated November 20, 2006 (Incorporated by reference to the Schedule 14D-9C filed by Oregon Steel on November 20, 2006).
(a)(1)(H)	Joint press release issued by Evraz and Oregon Steel on November 30, 2006.*
(a)(2)(A)	Letter to stockholders of Oregon Steel, dated November 30, 2006.
(a)(5)(A)	Opinion of KeyBanc to the Company Board, dated November 19, 2006 (Included as Annex I hereto).†
(e)(1)
Agreement and Plan of Merger, dated as of November 20, 2006, among Evraz, Purchaser and Oregon Steel (Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Oregon Steel on November 21, 2006).
(e)(2)	Form of Indemnification Agreement between Oregon Steel and its directors (Incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by Oregon Steel for the period ended June 30, 2002).
(e)(3)	Form of Indemnification Agreement between Oregon Steel and its executive officers (Incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Oregon Steel for the period ended June 30, 2002).
(e)(4)
Employment Agreement between Oregon Steel and James E. Declusin, dated May 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Oregon Steel for the period ended March 31, 2006).
(e)(5)	Form of Change in Control Agreement between Oregon Steel and certain of its key employees.

(e)(6)	Confidentiality Agreement between Oregon Steel and Mastercroft Finance Limited, dated February 9, 2005.*
(e)(7)	Amendment to Confidentiality Agreement among Evraz, Mastercroft Finance Limited and Oregon Steel, dated November 6, 2006.*
(e)(8)
First Amendment to the Rights Agreement between Oregon Steel and ChaseMellon Shareholder Services, LLC, dated November 20, 2006 (Incorporated by reference to Exhibit 4 to the Form 8-A/A filed by Oregon Steel on November 21, 2006).

*
Incorporated by reference to the Schedule TO filed by Purchaser and Evraz on November 30, 2006.

†
Included in materials mailed to stockholders of Oregon Steel.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oregon Steel Mills, Inc.

By:	/s/ Jennifer R. Murray
Name:	Jennifer R. Murray
Title:	Vice President Administration and Corporate Secretary

Dated: November 30, 2006

Annex I

Mailcode: OH-01-27-0629
127 Public Square
Cleveland, OH 44114-1306

November 19, 2006

PRIVATE AND CONFIDENTIAL

Board of Directors
Oregon Steel Mills, Inc.
1000 SW Broadway, Suite 2200
Portland, OR, 97205

Ladies and Gentlemen:

                             You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), of Oregon Steel Mills, Inc. (the "Company") of the Consideration (as defned below) to be received by these holders pursuant to the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among the Company, Evraz Group S.A. ("Evraz") and Oscar Acquisition Merger Sub, Inc ("Purchaser").

                             Under the terms of the Merger Agreement, Evraz will cause Purchaser to commence a tender offer (the "Tender Offer") for all of the issued and outstanding shares of Common Stock pursuant to which Purchaser will pay $63.25 per share in cash (the "Offer Price") for each share of Common Stock accepted in the Tender Offer; and, following completion of the Tender Offer, for the merger (the "Merger" and, together with the Tender Offer, the "Transaction") of Purchaser with and into the Company, as a result of which the Company would become a wholly-owned subsidiary of Evraz and each issued and outstanding share of Common Stock will be converted into the right to receive, and become exchangeable for, $63.25 in cash (such consideration or if the Offer Price shall be greater, such higher price, together with the Offer Price, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

                             KeyBanc Capital Markets, a division of McDonald Investments Inc. ("Key"), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

                             In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement, dated November 19, 2006, which we understand to be in substantially final form; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three year period ended December 31, 2005, and the Quarterly Reports on Form 10-Q of the Company for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006; (iii) certain other internal information, primarily financial in nature, including projections for 2006 and 2007, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (v) certain publicly available information concerning Evraz Group S.A. and its financing sources; (vi) certain publicly available information with respect to certain other publicly traded companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry, and considered such other data and information we judged necessary to render our opinion.

                             In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available and have assumed and relied upon the representations and warranties of the Company, Evraz Group S.A. and Oscar Acquisition Merger Sub, Inc contained in the Merger Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections for 2006 and 2007 (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained.

                             We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the conditions to the Transaction as set forth in the Merger Agreement would be satisfed and that the Transaction would be consummated on a timely basis in the manner contemplated by the Merger Agreement. We have not formally solicited, nor were we asked to solicit, third party interest in a transaction involving the Company.

                             It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be received by the holders of the Company's Common Stock pursuant to the Merger Agreement and does not address the Company's underlying business decision to effect the Transaction or any other terms of the Transaction. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffrm our opinion.

                             We will receive a fee from the Company in connection with the delivery of this opinion as well as the Company's agreement to indemnify us under certain circumstances. We have in the past provided investment banking and other services to the Company for which we have received customary compensation. In particular, we have served as a co-manager in the Company's September 2004 equity offering and our affiliate provides equipment lease financing to the Company. In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

                             It is understood that this opinion was prepared solely for the use of the Board of Directors of the Company in its evaluation of the proposed Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Common Stock into the tender offer contemplated by the Merger Agreement or how such stockholder should vote at any stockholders' meeting held in connection with the Transaction. This opinion is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this opinion may be included in its entirety in any document to be distributed to the holders of Common Stock in connection with the Transaction.

                             Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

KEYBANC CAPITAL MARKETS, a Division of McDonald Investments Inc.

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